As filed with the U.S. Securities and Exchange Commission on March 13, 2015

Securities Act File No. 333-197489
Investment Company Act File No. 811-22463
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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM N-2
(Check Appropriate Box or Boxes)

☒          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐           Pre-effective Amendment No.
☒           Post-effective Amendment No. 1
☒          REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒           Amendment No. 17
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Ironwood Institutional Multi-Strategy Fund LLC
(Exact Name of Registrant as Specified in Charter)

One Market Plaza, Steuart Tower, Suite 2500
San Francisco, California 94105
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code:
(415) 777-2400
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Jonathan Gans
Chief Executive Officer and President
c/o Ironwood Capital Management Corporation
One Market Plaza, Steuart Tower, Suite 2500
San Francisco, California 94105
(Name and Address (Name, Street, City, State, Zip Code) of Agent for Service)

Copy to:
Nathan J. Greene Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022	Alison J. Sanger Chief Operating Officer, Chief Compliance Officer Ironwood Capital Management Corporation One Market Plaza, Steuart Tower, Suite 2500 San Francisco, California 94105
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It is proposed that this filing will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-197489) of Ironwood Institutional Multi-Strategy Fund LLC (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement and exhibit (a)(2) filed pursuant to Item 25 of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference. For the avoidance of doubt, the new unit repurchase terms of the Registrant’s Limited Liability Company Agreement, as filed hereby, are not intended to modify the Registrant’s outstanding unit repurchase offer except to confirm the discretion to pay for repurchased units early in certain circumstances.

PART C.  OTHER INFORMATION

IRONWOOD INSTITUTIONAL MULTI-STRATEGY FUND LLC (THE “REGISTRANT”)

Item 25.  Financial Statements and Exhibits

(1)           Financial Statements:

Included in Part A: Financial Highlights

Included in Part B:  The following financial statements are incorporated by reference to the Registrant’s Annual Report for the fiscal year ended on April 30, 2014, filed with the SEC on July 8, 2014.

(1)            Report of Independent Registered Public Accounting Firm, dated June 24, 2014.

(2)            Consolidated Statement of Assets and Liabilities as of April 30, 2014.

(3)            Consolidated Statement of Operations, for the period from May 1, 2013 to April 30, 2014.

(4)            Consolidated Statement of Changes in Net Assets for the period from May 1, 2013 to April 30, 2014.

(5)            Consolidated Statement of Cash Flows, for the period from May 1, 2013 to April 30, 2014.

(6)            Notes to Consolidated Financial Statements, dated April 30, 2014.

(2)           Exhibits:

(a)(1)           Limited Liability Company Agreement, dated August 25, 2010.  (i)

(a)(2)           Third Amended and Restated Limited Liability Company Agreement, dated March 11, 2015, filed herewith.

(b)           Not applicable.

(c)           Not applicable.

(d)           Not applicable.

(e)           Contained within the Amended and Restated Limited Liability Company Agreement filed as Exhibit (a)(2) hereto.

(f)           Not applicable.

(g)(1)           Investment Management Agreement.  (i)

(g)(2)           Amended and Restated Investment Management Agreement.  (iv)

(h)(1)           Distribution Agreement.  (i)

(h)(2)           First Amendment to the Distribution Agreement.  (iii)

(h)(3)           Supplement to the Distribution Agreement.  (v)

(i)           Not applicable.

(j)(1)           Master Custodian Agreement between State Street Bank & Trust Company and the Registrant.  (ii)

(j)(2)           Form of Custody Agreement between The Bank of New York Mellon and the Registrant.  (ii)

(k)(1)           Expense Limitation Agreement.  (i)

(k)(2)           Regulatory and Compliance Support Service Agreement.  (i)

(k)(3)           Escrow Agreement between CSC Trust Company of Delaware and the Registrant.  (ii)

(k)(4)            Amendment to the Escrow Agreement between CSC Trust Company of Delaware and the Registrant.  (iii)

(k)(5)           Administration Agreement between State Street Bank and Trust Company and the Feeder Fund and the Registrant.  (ii)

(k)(6)           Fidelity Bond.  (ii)

(k)(7)           Transfer Agency and Service Agreement between State Street Bank and Trust Company and the Feeder Fund and the Registrant.  (ii)

(k)(8)           Powers of Attorney.  (vi)

(l)(1)           Opinion of Richards, Layton & Finger PA for 2013 registration of shares.  (vii)

(l)(1)           Opinion of Richards, Layton & Finger PA for 2014 registration of shares.  (viii)

(m)           Not applicable.

(n)(1)           Opinion of Ernst & Young LLP in connection with Financial Statements.  (ii)

(n)(2)           Consent of Ernst & Young LLP.  (viii)

(n)(3)           Consent of Ashland Partners & Company LLP.  (viii)

(o)           Not applicable.

(p)           Purchase Agreement.

(q)           Not applicable.

(r)           Joint Personal Investment and Trading Policy, Statement on Insider Trading and Code of Ethics Pursuant to Rules 204A-1 and 204-2 under the Investment Act of 1940, as amended, and Rule 17j-1 under the Investment Company of 1940, as amended.  (i)

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(i) Previously filed as an Exhibit to the Registrant’s Pre-Effective Amendment No. 1 to the registration statement (Reg. Nos. 333-169122, 811-22463) on October 15, 2010.

(ii) Previously filed as an Exhibit to the Registrant’s Pre-Effective Amendment No. 2 to the registration statement (Reg. Nos. 333-169122, 811-22463) on October 28, 2010.

(iii) Previously filed as an Exhibit to the Registrant’s Pre-Effective Amendment No. 3 to the registration statement (Reg. Nos. 333-169122, 811-22463) on December 23, 2010.

(iv) Previously filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 3 to the registration statement (Reg. Nos. 333-169122, 811-22463) on May 1, 2012.

(v) Previously filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 4 to the registration statement (Reg. Nos. 333-169122, 811-22463) on May 15, 2012.

(vi) Previously filed as an Exhibit to the Registrant’s Pre-Effective Amendment No. 1 to the registration statement (Reg. Nos. 333-186014, 811-22463) on February 26, 2013.

(vii) Previously filed as an Exhibit to the Registrant’s Pre-Effective Amendment No. 1 to the registration statement (Reg. Nos. 333-190416 and 811-22463) on August 20, 2013.

(viii) Previously filed as an Exhibit to the Registrant’s Pre-Effective Amendment No. 1 to the registration statement (Reg. Nos. 333-197489 and 811-22463) on August 19, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, and State of California, on the 13th day of March, 2015.

IRONWOOD INSTITUTIONAL MULTI-STRATEGY FUND LLC

By:	/s/ Jonathan Gans
Name: Jonathan Gans
Title: President, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacity and on the date indicated.

/s/ Jonathan Gans
Jonathan Gans	President, Chairman of the Board of Ironwood Institutional Multi-Strategy Fund LLC	March 13, 2015

/s/ Richard W. Meadows*
Richard W. Meadows	Independent Director of Ironwood Institutional Multi-Strategy Fund LLC	March 13, 2015

/s/ M. Kelley Price*
M. Kelley Price	Independent Director of Ironwood Institutional Multi-Strategy Fund LLC	March 13, 2015

/s/ Martha Boero
Martha Boero	Treasurer of Ironwood Institutional Multi-Strategy Fund LLC	March 13, 2015

*By:	/s/ Laurie Chatoff
Power of Attorney

EXHIBIT INDEX

(a)(2)             Third Amended and Restated Limited Liability Company Agreement, dated March 11, 2015, is filed herewith.